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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                         COMPETITIVE TECHNOLOGIES INC.
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                                (Name of Issuer)


                             COMMON, $.01 par value
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                         (Title of Class of Securities)


                                   204512107
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                                 (CUSIP Number)


                               Richard D. Corley
                               416 St Mark Court
                               Peoria, IL 61603
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 18, 2002
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 204512107               13D                          PAGE 2 OF 4 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Richard D. Corley     ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                7   SOLE VOTING POWER
  NUMBER OF
                    399,800
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    399,800
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     399,800
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


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14   TYPE OF REPORTING PERSON*:

     IN
--------------------------------------------------------------------------------

(1) Percentage is based upon 6,150,000 shares of common stock outstanding as of June 1, 2001.

*: SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO. 204512107                                            PAGE 3 OF 4 PAGES
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INTRODUCTION

This statement ("Amendment No. 1") amends the Schedule 13D filed December 10, 1999 by Richard D. Corley. This statement relates to the Common Stock, $.01 par value of Competitive Technologies Inc.


ITEM 1.       SECURITY AND ISSUER:

     Unchanged.


ITEM 2.       IDENTITY AND BACKGROUND:

     Unchanged.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     Unchanged.


ITEM 4.       PURPOSE OF TRANSACTION:

     Item 4 is amended as follows:

     Richard D. Corley has determined, subsequent to the initial filing of
Schedule 13D, which was filed on December 10, 1999, that he intends to cause a change in the present board of directors and management.





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CUSIP NO. 204512107                                            PAGE 4 OF 4 PAGES
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ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER:

     Item 5 is amended as follows:

     (a) Richard D. Corley beneficially owns 399,800 shares of Competitive Technologies Inc. common stock, representing 6.4% of the 6,150,000 shares of Competitive Technologies Inc. common stock outstanding at June 1, 2001.

     (b)       Sole voting power:             399,800
               Shared voting power:           0
               Sole dispositive power:        399,800
               Shared dispositive power:      0

     (c) During the past sixty days, Richard D. Corley has not effected any transaction in the common stock of Competitive Technologies Inc. except for the transaction in which he purchased 5,000 common shares of Competitive Technologies Inc. at $3.10 per share. The transaction was effected by Morgan Stanley Dean Witter on the open market.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

                  Unchanged.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS:

                  Unchanged.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated December 18, 2002




/s/ Richard D. Corley M.D.
--------------------------------------
Richard D. Corley M.D.